Exhibit 99.5

Date: August 7, 2018

CONSENT OF ANDREW PAUL HAMPTON

I, Andrew Paul Hampton, P. Eng., do hereby consent to the public filing of the report titled “Technical Report on the Rainy River Mine, Ontario, Canada” (the “Technical Report”), prepared by New Gold Inc. and dated July 25, 2018.

(Signed)_Andrew P. Hampton (Sealed)

Andrew Paul Hampton, P. Eng.

KSN Mineral Process Associates, LLC 6257 S. Elmira Circle E.

Lakewood, Colorado, USA 80111